# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VODAFONE GROUP PUBLIC LTD CO, CIK 0000839923
CUSIP: 92857W308
Title of class of securities: Ordinary Shares of 20 20/21 US cents each
Address of issuer's principal executive offices: VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, United Kingdom (X0), RG14 2FN
Date of event which requires filing of this statement: 12/04/2025
Filed by CIK 0001923223
Persons authorized to receive notices and communications: Nazih El Hassanieh, Emirates Telecom Group Company PJSC, Head Office Building A, PO Box 3838, Abu Dhabi, C0, 00000, United Arab Emirates (C0), 971 2 6184, 971 2-628-3333

## Reporting persons
- Atlas 2022 Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 3,944,743,685; shared voting power 0; sole dispositive power 3,944,743,685; shared dispositive power 0; aggregate amount beneficially owned 3,944,743,685 (16.629% of the class)
  Comment: 1 Atlas 2022 Holdings Limited ("Atlas Holdings") is wholly-owned by Emirates Telecommunications Group Company PJSC ("e&"), which is in turn 60% owned by the Emirates Investment Authority ("EIA"). Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of Vodafone Group Plc (the "Issuer"), as of December 4, 2025, representing approximately 16.629% of the voting rights attached to the Issuer's shares. In addition, See Items 2, 3, 4, 5 and 6 of this Amendment to the Schedule 13D.
  2 Based on a total of 23,721,876,992 Ordinary Shares outstanding (i.e. excluding treasury shares) as of December 4, 2025 as reported by the Issuer in its Transaction In Own Shares Notification dated December 4, 2025
- Emirates Telecommunications Group Co. PJSC (CIK 0001923223): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 3,944,743,685; sole dispositive power 0; shared dispositive power 3,944,743,685; aggregate amount beneficially owned 3,944,743,685 (16.629% of the class)
  Comment: 1 Atlas Holdings is wholly-owned by e&, which is in turn 60% owned by EIA. Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of the Issuer, as of December 4, 2025, representing approximately 16.629% of the voting rights attached to the Issuer's shares. In addition, See Items 2, 3, 4, 5 and 6 of this Amendment to the Schedule 13D.
  2 Based on a total of 23,721,876,992 Ordinary Shares outstanding (i.e. excluding treasury shares) as of December 4, 2025 as reported by the Issuer in its Transaction In Own Shares Notification dated December 4, 2025
- Emirates Investment Authority: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,944,743,685; sole dispositive power 0; shared dispositive power 3,944,743,685; aggregate amount beneficially owned 3,944,743,685 (16.629% of the class)
  Comment: 1 Atlas Holdings is wholly-owned by e&, which is in turn 60% owned by EIA. Together these entities indirectly and directly beneficially own 3,944,743,685 Ordinary Shares of the Issuer, as of December 4, 2025, representing approximately 16.629% of the voting rights attached to the Issuer's shares. In addition, See Items 2, 3, 4, 5 and 6 of this Amendment to the Schedule 13D.
  2 Based on a total of 23,721,876,992 Ordinary Shares outstanding (i.e. excluding treasury shares) as of December 4, 2025 as reported by the Issuer in its Transaction In Own Shares Notification dated December 4, 2025.
  3 EIA is an integral part of the Federal Government and was established through Federal Decree Law No. 4 of 2007 as amended by Federal Decree Law No. 13 of 2009 and Federal Decree Law No. 11 of 2018. EIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares of 20 20/21 US cents each
Name of issuer: VODAFONE GROUP PUBLIC LTD CO
Address of issuer's principal executive offices: VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, United Kingdom (X0), RG14 2FN
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 24, 2023, as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on May 11, 2023 and Amendment No. 2 filed by the Reporting Persons with the SEC on February 14, 2025 (the "Schedule 13D"), relating to the Ordinary Shares of 20 20/21 US cents each (the "Ordinary Shares") of Vodafone Group Plc (the "Issuer"). This Amendment is being filed to update the Schedule 13D to reflect the decrease in the total amount of Ordinary Shares outstanding as a result of a series of Ordinary Share repurchases by the Issuer, which has increased the percent of Ordinary Shares owned by the Reporting Persons. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by:

(i) Atlas 2022 Holdings Limited, a limited liability exempted company formed under the laws of the Cayman Islands ("Atlas Holdings");

(ii) Emirates Telecommunications Group Company PJSC, a public joint-stock company incorporated under the laws of the United Arab Emirates ("e&"); and

(iii) Emirates Investment Authority, a public institution established under the laws of the United Arab Emirates ("EIA").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address:
Atlas Holdings is a wholly-owned subsidiary of e&, which in turn is 60% owned by EIA (which, therefore, is deemed a control person of Atlas Holdings and e&).

Atlas Holdings is a special purpose vehicle created to hold e&'s investment in the Issuer. The address of the principal business office of Atlas Holdings is 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands. The principal business purposes of Atlas Holdings is to hold the Issuer's shares on behalf of e&.

e& is an Abu Dhabi public joint-stock company listed on the Abu Dhabi Securities Exchange ("ADX") and is principally engaged in the telecommunications business. The address of the principal business office of e& is Emirates Telecommunications Group Company PJSC, Head Office Building A, Intersection of Zayed the 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, PO Box 3838, Abu Dhabi.

EIA is an integral part of the Federal Government and was established through Federal Decree Law No. 4 of 2007 as amended by Federal Decree Law No. 13 of 2009 and Federal Decree Law No. 11 of 2018. The address of the principal business office of EIA is PO Box 3235, International Tower, ADNEC Capital Centre, Abu Dhabi, United Arab Emirates. The Chief Executive Officer of EIA is responsible under law for the investment and operational decisions of EIA, in coordination with EIA's Executive Committee.
Present principal occupation or employment: The name, business address, citizenship and present principal occupation or employment of each director and executive officer of Atlas Holdings, e&, or, in the case of EIA, the Chief Executive Officer and the members of the Executive Committee, are set forth on Annex A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person referred to in Annex A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person referred to in Annex A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, business address, citizenship and present principal occupation or employment of each director and executive officer of Atlas Holdings, e&, or, in the case of EIA, the Chief Executive Officer and the members of the Executive Committee, are set forth on Annex A hereto and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows.

The aggregate percentage of Ordinary Shares reported by each person named herein is based upon 23,721,876,992 Ordinary Shares outstanding (i.e. excluding treasury shares) as of December 4, 2025, as reported by the Issuer in its Transaction In Own Shares Notification dated December 4, 2025.

A. Atlas Holdings

(a) Rows (11) and (13) of the cover pages to this Amendment to the Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Amendment to the Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

B. e&

(a) Rows (11) and (13) of the cover pages to this Amendment to the Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Amendment to the Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

C. EIA

(a) Rows (11) and (13) of the cover pages to this Amendment to the Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Amendment to the Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares of the Issuer as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.
Number of shares as to which each person has sole or shared power to vote or dispose: See part (a) of this Item (5).
Transactions in the class effected during the past sixty days: Except as described in this Item 5 and Annex A, none of the Reporting Persons or, to the best of each Reporting Person's knowledge, the persons included in Annex A has beneficial ownership of any Ordinary Shares or has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated April 24, 2023, between Atlas Holdings, e& and EIA (incorporated by reference to the Schedule 13D relating to Vodafone Group plc filed by Atlas Holdings, e& and EIA on April 24, 2023).

99.2 Relationship Agreement, dated May 11, 2023, between e& and the Issuer (incorporated by reference to Amendment No. 1 to the Schedule 13D relating to Vodafone Group plc filed by Atlas Holdings, e& and EIA on May 11, 2023).

99.3 Registration Rights Agreement, dated May 11, 2023, between e& and the Issuer (incorporated by reference to Amendment No. 1 to the Schedule 13D relating to Vodafone Group plc filed by Atlas Holdings, e& and EIA on May 11, 2023).

99.4. Annex A.

## Signatures
- Atlas 2022 Holdings Limited: /s/ Hatem Dowidar, Hatem Dowidar, Director (12/08/2025)
- Emirates Telecommunications Group Co. PJSC: /s/ Hatem Dowidar, Hatem Dowidar, Group Chief Executive Officer (12/08/2025)
- Emirates Investment Authority: /s/ Mohamed Al Mehairi, Mohamed Al Mehairi, Chief Executive Officer (12/08/2025)